UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results -  February 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 9, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: February 9, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays PLC
Results Announcement

31st December 2008

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors' report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended
31st December 2008.

The information in this announcement, which was approved by the Board of Directors on 8th February 2009, does not comprise statutory accounts for the years ended 31st December 2008 or 31st December 2007, within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2008, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2007 have been delivered to the Registrar of Companies and the Group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act. The 2008 Annual Review and Summary Financial Statements will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Key Information

Group Results		Year Ended 31.12.08	Year Ended 31.12.07
		£m	£m	% Change
Total income net of insurance claims		23,115	23,000	1
Impairment charges and other credit provisions		(5,419)	(2,795)	94
Operating expenses		(14,366)	(13,199)	9
Gains on acquisitions		2,406	-
Profit before tax		6,077	7,076	(14)
Profit after tax		5,287	5,095	4
Profit attributable to equity holders of the parent		4,382	4,417	(1)
Economic profit		1,760	2,290	(23)

Basic earnings per share		59.3p	68.9p	(14)
Diluted earnings per ordinary share		57.5p	66.7p	(14)
Dividend per share		11.5p	34.0p	(66)

Performance Ratios
Return on average shareholders' equity		16.5%	20.3%
Cost:income ratio		62%	57%
Cost:net income ratio		81%	65%

Profit Before Tax by Business[1]		£m	£m	% Change
UK Retail Banking		1,369	1,275	7
Barclays Commercial Bank		1,266	1,357	(7)
Barclaycard		789	603	31
GRCB - W estern E urope		257	196	31
GRCB - E merging Markets		134	100	34
GRCB - Absa		552	597	(8)
Barclays Capital		1,302	2,335	(44)
Barclays Global Investors		595	734	(19)
Barclays Wealth		671	307	119

	Pro F orma[2]	As at	As at
Capital and Balance Sheet	31.12.08	31.12.08	31.12.07
Equity Tier 1 ratio	6.7%	5.8%	5.1%
Tier 1 ratio	9. 7%	8.6%	7.6%
Risk asset ratio	14.4%	13.6%	11.2%
Net asset value per share	332p	437p	353p
Total shareholders' equity		£47.4bn	£32.5bn
Total a ssets		£2,053bn	£1,227bn
Risk weighted assets		£433bn	£354bn
Adjusted gross leverage	24x	28x	33x

1     Summary excludes Head Office functions and other operations.

2     Reflects conversion of Mandatorily Convertible Notes and inclusion of all innovative instruments in Tier 1 capital.

Performance Highlights

“In a very difficult economic environment in 2008, Barclays has steered a course that has enabled us to be solidly profitable despite strong headwinds. We are well positioned to maintain Barclays competitive strengths through the undoubted challenges that will come in 2009 and beyond.”

Marcus Agius, Chairman

"We thank our customers and clients for the business they directed to Barclays in 2008. High levels of activity on their behalf have enabled us to report substantial profit generation in difficult conditions. We benefited from a number of gains on acquisition s and disposals . These contributed to headline profit, and to capital, but the main driver of our results was a solid operating profit performance and record income generation. We commit to reducing the size of our balance sheet over time, and we will maintain our capital ratios at levels that are well ahead of regulatory requirements . We intend to recommence dividend payments during the second half of 2009."

John Varley, Chief Executive

•	Group profit before tax was £6,077m, down 14% on 2007. Profit included:

–     Gains on acquisitions of £2,406m, including £2,262m relating to Lehman Brothers North American business

–     Profit on disposal of the closed life assurance book of £326m

–     Gains on Visa IPO and sales of shares in MasterCard of £291m

–     Gross credit market losses and impairment of £8,053m

–     Gains on own credit of £1,663m

•	Global Retail and Commercial Banking profit before tax increased 6% to £4,367m

–     UK lending increased to both retail and corporate customers

–     Strengthened international presence in Barclaycard, Western Europe and Emerging Markets

•	Investment Banking and Investment Management profit before tax was £2,568m, down 24% reflecting significant gains on acquisition and disposal and the impact of credit market dislocation

–     Barclays Capital’s strategy of diversification by geography and business accelerated through the acquisition of Lehman Brothers North American business

–     There were strong net new asset flows into Barclays Wealth and Barclays Global Investors despite declines in equity markets

•	Group balance sheet growth driven by over £900bn derivative gross-up, growth in loans and advances of £124bn and impact of foreign exchange rates on non-Sterling assets

•	Risk weighted assets increased 22% (£79bn) to £433bn reflecting:

–     the significant depreciation in Sterling relative to both the US Dollar and the Euro

–     procyclicality: macroeconomic indicators generally, and corporate credit conditions specifically, deteriorated towards the end of 2008 leading to ratings declines

•	Capital ratios were strengthened through the raising of £13.6bn of Tier 1 capital. The year-end pro forma Tier 1 capital ratio was 9.7% and the pro forma Equity Tier 1 ratio was 6.7%

•	Barclays targets reduced adjusted gross leverage and capital ratios significantly ahead of regulatory requirements

Group Chief Executive’s Review

I reported in our interim results that the conditions in the market in the preceding twelve months were as difficult as any that we had experienced in many years. In the six months since, we have seen the bankruptcy of Lehman Brothers, substantial action taken by the UK and other governments, and a progressive deterioration in the consensus expectations for global economic prospects. The environment has been extraordinarily challenging for nearly two years, and remains so.

We have managed Barclays carefully through this period. We have remained solidly profitable. Although the 2008 profit before tax of £6.1bn includes several individually significant and one-off items, our performance during the year has mainly been driven by ongoing business. Where we have had the opportunity to generate non-recurring profits, we have done so, including a gain on the acquisition of Lehman Brothers North American business, a gain on the acquisition of the Goldfish credit card business in the UK, gains on selling the UK Closed Life Fund and from the Visa IPO and sale of MasterCard shares. These items, combined with record income generation across the Group, have enabled us to absorb substantial writedowns on our credit market assets and still post substantial profits.

But our shareholders have suffered a lot. Although we cannot control the price at which our shares trade in the market, we greatly regret the fact that the total return on our shares during 2008 has been heavily negative, and we acknowledge with regret, also, our decision not to recommend the payment of a final dividend for 2008, which is one of the consequences of the increased capital requirements introduced by the UK Financial Services Authority in October.

These facts have influenced significantly our compensation decisions in respect of 2008. This has resulted in the incentive payments across Barclays being significantly lower in 2008 than in 2007; in the application of high differentiation in incentive pools, based both on business and individual performance; and in our delivering a significant proportion of compensation for the most senior individuals across Barclays over multiple years. Executive Directors will receive no bonuses for 2008. For 2009 and beyond, we are reviewing our compensation policies and practices to ensure that they evolve appropriately. Our endeavour as we do this is to maximise the alignment between these and the interests of our owners, as well as to ensure that our compensation policies and practices are appropriately benchmarked to changing best practice in the industry.

Our priorities in 2008 were (and remain): to stay close to customers and clients; to manage our risks; and to progress strategy.

2008 Priorities

Our approach of staying close to customers and clients is shown in the number of customers we serve in Global Retail and Commercial Banking, which has increased from 39 million to 48 million; in the increase in our lending volumes, particularly in UK mortgages, where our net lending mortgage market share was 36%, and in the Group as a whole where our loans and advances increased 32% to £510bn; and in sharply increased activity levels in Barclays Capital in interest rates, currency products and commodities.

Managing our risks through the unfolding crisis has been a significant focus through the year. In this results announcement we have set out extensive details on the nature and quality of our loans and advances, as well as further detail on our credit market assets. We have worked hard to reduce these during the year. £9.4bn of our exposures were sold or redeemed1 and, in addition, we have announced a total of £8.1bn in gross writedowns of these assets. Managing these exposures will continue to be a priority in 2009. We are confident of the valuations of these assets at the year end: whilst we expect there will be further charges as we work down these assets, we also expect that gross writedowns in 2009 will be lower than the levels of 2008.

In progressing strategy in 2008, we have announced a number of acquisitions – Lehman Brothers North American business, Goldfish in the UK, Expobank in Russia, Akita Bank in Indonesia – and we also launched or expanded banking platforms in Pakistan and India. These steps will, we believe, have a significant collective impact in the future. We have also, of course, raised large amounts of new equity and other capital, increasing our shareholders’ equity by almost 50% during the year.

1     Includes redemption of £3.1bn leveraged finance exposure in January 2009

Group Chief Executive’s Review

As we look forward to 2009 it is clear that the economic and business environment will remain very difficult, and the quality of our assets and risk management capability will again be tested. The scale of our market presence in the geographies where we do business means that we will not avoid the consequences of severe downturn. Although we have been careful over recent years to avoid inappropriate risk concentration in our major loan books in retail and commercial banking, our plans for 2009 assume that impairment will continue to be at a high level.

2009 Strategic Framework

Our framework for moving the strategy forward in 2009 has the following features:

1.   Responsible corporate citizenship. Governments in the UK and elsewhere have taken significant steps to address the impacts of the financial crisis and recession, and we must work with the authorities and, of course, with our customers, to deal with the crisis in a way which is consistent with our obligations to shareholders.

2.  We have committed to recommencing dividend payments during the second half of 2009. Thereafter, and as previously announced, dividend payments will be made on a quarterly basis. We will set out our dividend policy at the Annual General Meeting in April.

3.  We must ensure that our capital position is robust and our balance sheet well-managed. We set out today in the Group Finance Director’s Review our approach to managing leverage in the balance sheet, and our expectations for capital ratios. For 2009, returns will rank ahead of growth.

4.  To create good returns this time, we must preserve strategic and operational choice. As conditions remain very difficult in 2009, we expect that there will be considerable value at stake for our shareholders in decisions that we take relating to resource utilisation, capital allocation and risk management. Our objective over time is to ensure that the cost of the capital we raised last November is covered many times over by the benefits of pursuing our strategy.

5.  We must deliver solid profitability notwithstanding the global downturn. Our diversified income streams have served us well in recent years and have enabled us to absorb substantial costs from the financial crisis. We expect them to continue to do so.

6.  We will seek to manage the composition of our profits , and capital allocation, to ensure that we optimise returns from our universal banking business model. What does this mean? It is clear to us that in the future there will be more capital in the banking system, and less leverage, particularly in capital markets businesses. This will be true at Barclays too, and will govern our approach to capital allocation and expected returns. We expect to see balance sheet utilisation by Barclays Capital fall over time, which will help us to deliver strengthening returns. We believe that the businesses that we have built from the integration of Lehman Brothers North American businesses and Barclays Capital will help in this regard, since the capital intensity of the advisory businesses in M&A and of the flow businesses in fixed income, currencies, equities and credit will be lower, once we have managed down our credit market exposures.

Goals

We set out last year our goals for economic profit for 2008 through 2011. Those were based on, amongst other things, the then regulatory capital requirements for the business and the then cost of equity. The regulatory capital requirements were significantly increased last year by the UK Financial Services Authority. The observed cost of equity has also increased. It is right, therefore, that we revisit our goals, to ensure that they are properly aligned with our new return and balance sheet objectives, and with the interests of our owners. We intend to publish revised goals in due course that reflect the changes to the environment in the past two years.

2009 Trading

Customer and client activity levels were high in the first month of 2009, and we have had a good start to the year. In particular the operating performance of Barclays Capital, benefiting from the now complete integration of the Lehman Brothers North American businesses, was extremely strong. The trends that lie behind the strong operating performance in Global Retail and Commercial Banking in 2008 were again observable in its performance in January.

Group Chief Executive’s Review

Conclusion

I end this review by recording the Board’s appreciation of the dedication and hard work of our 150,000 people. We are doing more business with more customers and clients than at any time in our history, and have generated substantial profits. That we have been able to do this reflects the continuing focus of Barclays employees on delivering high quality service to clients and customers despite the difficult conditions of the year.

John Varley, Group Chief Executive

Group Finance Director’s Review

Group Performance

Barclays delivered profit before tax of £6,077m in 2008, a decline of 14% on 2007. The results included the following significant items:

•	gains on acquisition of £2,406m, including £2,262m gain on acquisition of Lehman Brothers North American business

•	profit on disposal of Barclays Closed UK Life assurance business of £326m

•	gains on Visa IPO and sales of shares in MasterCard of £291m, distributed widely across the Group

•	gross credit market losses and impairment of £8,053m, or £4,957m net of related income and hedges of £1,433m and gains on own credit of £1,663m

Profit after tax increased 4% to £5,287m. This reflected an effective tax rate of 13% (2007: 28%) primarily due to the gain on the acquisition of Lehman Brothers North American businesses of £2,262m, in part being offset by carried forward US tax losses attributable to Barclays businesses. Earnings per share were 59.3p (2007: 68.9p), a decline of 14% from 2007, reflecting the impact of share issuance during 2008 on the weighted average number of shares in issue.

Income grew 1% to £23,115m. Income in Global Retail and Commercial Banking increased 17% and was particularly strong in businesses outside of the UK to which we have directed significant resource. Income in Investment Banking and Investment Management was down 19%. Barclays Capital was affected by very challenging market conditions in 2008, with income falling by £1,888m (27%) on 2007, reflecting gross losses of £6,290m relating to credit market assets, partially offset by gains of £1,663m on the fair valuation of notes issued by Barclays Capital due to widening of credit spreads and £1,433m in related income and hedges. Excluding credit market related losses, gains on own credit and related income and hedges, income in Barclays Capital increased 6%.

Impairment charges and other credit provisions of £5,419m increased 94% on the prior year. Impairment charges included £1,763m arising from US sub-prime mortgages and other credit market exposures. Other wholesale impairment charges increased significantly as corporate credit conditions turned sharply worse. In Barclays Capital increased charges also arose in prime services, corporate lending and private equity. In Barclays Commercial Bank, increased impairment charges reflected the UK economy moving into recession. In the UK there was a moderate increase in impairment in UK Retail Banking as a result of book growth and a deteriorating economic environment. UK mortgage impairment charges remained low. There was a lower charge in UK cards as net flows into delinquency and arrears levels reduced. Significant impairment growth in our Global Retail and Commercial Banking businesses outside the UK reflected very strong book growth in recent years, and maturation of those portfolios, together with deteriorating credit conditions and rising delinquency rates in the US, South Africa and Spain.

Operating expenses increased 9% to £14,366m. We continued to invest in our distribution network in the Global Retail and Commercial Banking businesses. Expenses fell in Barclays Capital due to lower performance related costs. Expenses in Barclays Global Investors included selective support of liquidity products of £263m (2007: £80m). Group gains from property disposals were £148m (2007: £267m). Head Office reflects £101m due to the cost of the contribution to the UK Financial Services Compensation Scheme. Underlying cost growth was well controlled. The Group cost:income ratio deteriorated by five percentage points to 62%.

Business Performance – Global Retail and Commercial Banking

UK Retail Banking profit before tax grew 7% to £1,369m. Income grew 4% to £4,482m, reflecting strong growth in Home Finance and minimal settlements on overdraft fees. Loans and advances grew 15% driven by a market share of net new mortgage lending of 36%. Operating expenses showed a modest increase of 2% reflecting active management of the cost base and reduced gains from the sale of property. The cost:income ratio improved one percentage point. Impairment charges increased 8% reflecting strong growth in assets and a deteriorating economic environment.

Barclays Commercial Bank profit before tax decreased 7% to £1,266m. Income growth of 7% principally reflected increased sales of treasury products. Loans and advances to customers increased 14% to £80.5bn. Costs increased 14% driven by lower gains on the sale of property, further investment in new payments capability, and growth in the operating lease business. Impairment charges increased 42% as the deteriorating economic environment caused higher delinquency and lower recovery rates on corporate credit.

Group Finance Director’s Review

Barclaycard profit before tax increased 31% to £789m, including £260m from Barclaycard International. Income growth of 27% reflected strong growth in Barclaycard International, the income related to Goldfish since acquisition, and gains relating to the Visa IPO and the sale of MasterCard shares. Costs increased 30% reflecting continued international growth, increased marketing expenditure and the impact of Goldfish. Impairment charges increased 33% reflecting growth in charges in the international businesses and the acquisition of Goldfish, partly offset by lower impairment in the other UK businesses.

Global Retail and Commercial Banking - Western Europe profit before tax grew 31% to £257m. Income grew 53%, driven by very strong growth in deposits, mortgages and commercial lending across the expanded franchise, as well as gains of £82m relating to the Visa IPO and the sale of MasterCard shares. Costs increased 38% reflecting the expansion of the network by 347 distribution points to 1,145 and continued strategic investment in the Premier and core retail businesses. Impairment charges increased £220m to £296m, largely driven by deteriorating trends in Spain which led to losses in property-related commercial banking exposures and credit cards.

Global Retail and Commercial Banking - Emerging Markets profit before tax increased 34% to £134m. Income increased 91%, driven by retail expansion in India, entry into new markets in Russia and Pakistan and strong performances in Africa, as well as gains of £82m relating to the Visa IPO and sale of MasterCard shares. Operating expense growth of 82% reflected continued investment in business infrastructure, distribution and new markets. Distribution points increased 286 to 836. Impairment charges increased £127m to £166m reflecting asset growth, and increased wholesale impairment in Africa.

Global Retail and Commercial Banking - Absa profit before tax decreased 8% to £552m. Income growth of 10% was driven by higher fees and commissions, balance sheet growth as well as a gain relating to the Visa IPO. Operating expenses increased 3%, well below the rate of inflation, reflecting investment in new distribution points, which increased 176 to 1,177, offset by good cost control. This led to a four percentage point improvement in the cost:income ratio to 59%. Impairment charges rose £201m to £347m, mainly due to prolonged high interest rates and inflation rates and increased customer indebtedness resulting in higher delinquency levels in the retail portfolios.

Business Performance – Investment Banking and Investment Management

Barclays Capital profit before tax was £1,302m in a very challenging market, down 44%, and included a gain on the acquisition of Lehman Brothers North American businesses of £2,262m. Net income of £2,808m was down 55% as the impact of market dislocation continued and included gross losses of £8,053m, partially offset by related income and hedges of £1,433m and gains of £1,663m from the general widening of credit spreads on issued notes by Barclays Capital. There were record performances in interest rate products, currency products, emerging markets, prime services and commodities. Equities, credit products, mortgages and asset backed securities and private equity were significantly impacted by market dislocation and recorded lower income than in 2007. Operating expenses, after absorbing Lehman Brothers North American businesses, were 5% lower than in 2007 due to lower performance related pay.

Barclays Global Investors profit before tax decreased 19% to £595m. Income fell 4% to £1,844m due to lower incentive fees. Operating expenses increased 5% and included charges of £263m (2007: £80m) related to selective support of liquidity products. Total assets under management were US$1,495bn, reflecting net new assets of US$99bn, negative market moves of US$553bn and adverse exchange rate movements of US$130bn.

Barclays Wealth profit before tax grew 119% to £671m, including a £326m profit on disposal of the closed life business, which contributed profit before tax of £104m before disposal. Income growth of 3% to £1,324m reflected strong growth in customer deposits and lending, partially offset by the impact of lower equity markets on fee income. Operating expenses decreased 4% reflecting strong cost control. Total client assets increased 10% (£12.6bn) to £145.1bn, with net new asset inflows and the acquisition of Lehman Brothers North American businesses offsetting the impact of negative market movements and the sale of the closed life business.

Business Performance – Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £430m to £858m. The increased loss reflects within income an increase in costs in central funding activity due to money market dislocation in particular LIBOR resets and fair value movements on hedging derivatives. Costs reflect the £101m cost of Barclays contribution to the UK Financial Services Compensation scheme, increased fees paid to Barclays Capital for debt and equity raising and increased costs related to an internal review of Barclays compliance with US economic sanctions.

Group Finance Director’s Review

Balance Sheet and Capital Management

Shareholders’ Equity

We increased shareholders’ equity, excluding minority interests, nearly 57% from £23bn at the end of 2007 to £37bn at the end of 2008. The main drivers for this were: equity issuances in July and September of £5.0bn; equity impact of issuing Mandatorily Convertible Notes and Warrants of £4.4bn; and after tax profits of £5.3bn. Other reserves increased £1.6bn and we paid dividends of £2.3bn.

Capital Management

At 31st December 2008, on a Basel II basis our equity Tier 1 ratio was 6.7% and our Tier 1 ratio was 9.7%, both stated on a pro forma basis to reflect conversion into ordinary shares of the Mandatorily Convertible Notes and inclusion of all innovative Tier 1 capital. Our capital ratios reflect a 22% increase in risk weighted assets to £433bn during the year. This was driven by the combined impacts on risk weighted assets of the weakening of Sterling and the pro-cyclical effects of the International Basel Accord as well as lending growth in 2008. Our capital ratios reflect this risk weighted asset growth and benefited from the significant increases in our capital over the course of 2008. The pro forma ratios significantly exceed the minimum levels established by the UK Financial Services Authority.

On 19th January 2009 the UK Government announced, amongst other measures, an asset protection scheme under which banks may insure certain assets on their balance sheet. We are working with the Tripartite Authorities (Her Majesty’s Treasury, Bank of England, UK Financial Services Authority) to determine the terms on which, and the extent to which, we would wish to participate in the scheme. The procuring of such insurance could have the effect of reducing risk weighted assets. The UK Financial Services Authority also announced on 19th January 2009 a programme of work to reduce significantly the requirement for additional capital raising from the pro-cyclical effects of the International Basel Accord.

We expect a single digit percentage rate of risk weighted asset growth in 2009.

We expect to maintain our equity Tier 1 ratio and Tier 1 ratio at levels which significantly exceed the minimum requirements of the UK Financial Services Authority for the duration of the current period of financial and economic stress.

Balance Sheet

Our total assets increased £826bn to £2,053bn in 2008. Of this increase, £737bn was attributable to an increase in derivative assets and £124bn was attributable to increased loans and advances. All other assets declined by £35bn.

Volatility in reference rates and yield curves used for pricing have led to significantly higher values for derivative assets and liabilities. Limited netting is permitted under IFRS, even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Derivative assets and liabilities would be £917bn (2007: £215bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Our assets and liabilities also include amounts held under investment contracts with third parties of a further £69bn as at 31st December 2008 (31st December 2007: £93bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Excluding these items, settlement balances, goodwill and intangible assets, our adjusted total tangible assets were £1,026bn at 31st December 2008 (31st December 2007: £888bn). On this basis we define adjusted gross leverage, being the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. At 31st December 2008 adjusted gross leverage was 28x (31st December 2007: 33x).

On a pro forma basis, our adjusted gross leverage would be 24x. We expect adjusted gross leverage to improve further over time.

Group Finance Director’s Review

Foreign Currency Translation

Assets and risk weighted assets were affected by the decline in value of Sterling relative to other currencies during 2008, particularly in the last two months of the year. Over the course of the year, Sterling depreciated by 37% relative to the US Dollar and 31% relative to the Euro. We estimate that currency movements contributed £60bn to risk weighted assets.

Our hedging strategy in respect of net investments in foreign currencies is designed to mitigate against the impact of such movements on our capital ratios. In this regard, our equity and Tier 1 capital ratios are hedged to approximately 75%, 30% and 100% of the movements in US Dollar, Euro and South African Rand respectively against Sterling.

The currency translation reserve increased by £3.1bn year on year. This reflected foreign exchange movements in foreign currency net investments which are largely economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Outlook

We expect 2009 to be another challenging year with continuing downturns or recessions in many of the economies in which we are represented. In 2008 our profits were reduced by the impacts of substantial gross credit market losses. In 2009, we expect the impact of such credit market losses to be lower. Whilst we are confident in the relative quality of our major books of assets, we also expect the recessionary environments in the UK, Spain, South Africa and the US to increase the loan loss rates on our loans and advances. Our planning assumption for 2009 reflects an increase in impairment charges as a percentage of loans and advances to a range of 130-150bps.

Official interest rates in the UK and elsewhere have reduced significantly in response to the emerging recession. This will have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to endure while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around two thirds of the impact. As well as interest rate reduction, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Chris Lucas, Group Finance Director

Consolidated Income Statement

		Year Ended 31.12.08	Year Ended 31.12.07
	Notes [1]	£m	£m
Interest income		28,010	25,308
Interest expense		(16,541)	(15,698)
Net interest income	1	11,469	9,610

Fee and commission income		9,489	8,678
Fee and commission expense		(1,082)	(970)
Net fee and commission income	2	8,407	7,708

Net trading income		1,329	3,759
Net investment income		680	1,216
Principal transactions	3	2,009	4,975

Net premiums from insurance contracts	4	1,090	1,011
Other income	5	377	188
Total income		23,352	23,492

Net claims and benefits incurred on insurance contracts	6	(237)	(492)
Total income net of insurance claims		23,115	23,000
Impairment charges and other credit provisions	7	(5,419)	(2,795)
Net income		17,696	20,205

Staff costs	8	(7,779)	(8,405)
Administration and general expenses		(5,666)	(4,141)
Depreciation of property, plant and equipment		(630)	(467)
Amortisation of intangible assets		(291)	(186)
Operating expenses	8	(14,366)	(13,199)

Share of post-tax results of associates and joint ventures	9	14	42
Profit on disposal of subsidiaries, associates and joint ventures	10	327	28
Gains on acquisitions	11	2,406	-
Profit before tax		6,077	7,076
Tax	12	(790)	(1,981)
Profit after tax		5,287	5,095

Attributable To
Minority interests	13	905	678
Equity holders of the parent	14	4,382	4,417
		5,287	5,095

Earnings per Share
Basic earnings per ordinary share	14	59.3p	68.9p
Diluted earnings per ordinary share	14	57.5p	66.7p

Dividend per Ordinary Share
Interim dividend	15	11.5p	11.5p
Final dividend	15	-	22.5p
Total dividend		11.5p	34.0p

1     Notes start on page 90

Consolidated Balance Sheet

Assets		As at 31.12.08	As at 31.12.07
	Notes [1]	£m	£m
Cash and balances at central banks		30,019	5,801
Items in the course of collection from other banks		1,695	1,836
Trading portfolio assets		185,637	193,691
Financial assets designated at fair value:
– held on own account		5 4,542	56,629
– held in respect of linked liabilities to customers under investment contracts		66,657	90,851
Derivative financial instruments	16	984,802	248,088
Loans and advances to banks	19, 21	47,707	40,120
Loans and advances to customers	20, 21	461,815	345,398
Available for sale financial investments		64,976	43,072
Reverse repurchase agreements and cash collateral on securities borrowed		130,354	183,075
Other assets		6,302	5,150
Current tax assets		3 89	518
Investments in associates and joint ventures		341	377
Goodwill		7,625	7,014
Intangible assets		2,777	1,282
Property, plant and equipment		4,674	2,996
Deferred tax assets		2,668	1,463
Total assets		2,052,98 0	1,227,361

1     Notes start on page 90

Consolidated Balance Sheet

Liabilities		As at 31.12.08	As at 31.12.07
	Notes [1]	£m	£m
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,505	294,987
Trading portfolio liabilities		59,474	65,402
Financial liabilities designated at fair value		76,892	74,489
Liabilities to customers under investment contracts		69,183	92,639
Derivative financial instruments	16	968,072	248,288
Debt securities in issue		149,567	120,228
Repurchase agreements and cash collateral on securities lent		182,285	169,429
Other liabilities		12,64 0	10,499
Current tax liabilities		1,216	1,311
Insurance contract liabilities, including unit-linked liabilities		2,152	3,903
Subordinated liabilities		29,842	18,150
Deferred tax liabilities		304	855
Provisions	22	535	830
Retirement benefit liabilities	23	1,357	1,537
Total liabilities		2,005,5 69	1,194,885

Shareholders' Equity
Called up share capital	24	2,093	1,651
Share premium account	24	4,045	56
Other reserves		2, 793	874
Other equity		3,652	-
Retained earnings		24, 208	20,970
Less: treasury shares		(173)	(260)
Shareholders' equity excluding minority interests		36,618	23,291
Minority interests		10,793	9,185
Total shareholders' equity	25	47,411	32,476

Total liabilities and shareholders' equity		2,052,98 0	1,227,361

1     Notes start on page 90

Condensed Consolidated Statement of Recognised Income and Expense

Consolidated Statement of Recognised Income and Expense	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net movements in available for sale reserve	(1,570)	2
Net movements in cash flow hedging reserve	376	359
Net movements in currency translation reserve	2, 407	54
Tax	841	54
Other movements	(5)	22
Amounts included directly in equity	2,04 9	491
Profit after tax	5,287	5,095
Total recognised income and expense	7,33 6	5,586

Attributable To
Equity holders of the parent	6,21 3	4,854
Minority interests	1,123	732
	7,33 6	5,586

An analysis of the statement of recognised income and expense is provided in note 26 on page 111.

Condensed Consolidated Cash Flow Statement

Reconciliation of Profit Before Tax to Net Cash Flows from Operating Activities	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Profit before tax	6,077	7,076
Adjustment for non-cash items	4,852	2,152
Changes in operating assets and liabilities	2 4,518	(18,392)
Tax paid	(1,7 31 )	(1,583)
Net cash from operating activities	33,716	(10,747)
Net cash from investing activities	(8,755)	10,064
Net cash from financing activities	12,2 72	3,358
Effect of exchange rates on cash and cash equivalents	( 5 , 801)	(550)
Net increase in cash and cash equivalents	31,432	2,125
Cash and cash equivalents at beginning of period	33,077	30,952
Cash and cash equivalents at end of period	64,509	33,077

Results by Business

UK Retail Banking

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	2,996	2,858
Net fee and commission income	1,299	1,183
Net premiums from insurance contracts	205	252
Other income	17	47
Total income	4,517	4,340
Net claims and benefits incurred under insurance contracts	(35)	(43)
Total income net of insurance claims	4,482	4,297
Impairment charges and other credit provisions	(602)	(559)
Net income	3,880	3,738

Operating expenses excluding amortisation of intangible assets	(2,499)	(2,461)
Amortisation of intangible assets	(20)	(9)
Operating expenses	(2,519)	(2,470)

Share of post-tax results of associates and joint ventures	8	7
Profit before tax	1,369	1,275

Balance Sheet Information
Loans and advances to customers	£94.4bn	£82.0bn
Customer accounts	£89.6bn	£87.1bn
Total assets	£101.4bn	£88.5bn

Performance Ratios
Return on average economic capital [1]	27%	28%
Cost:income ratio [1]	56%	57%
Cost:net income ratio [1]	65%	66%

Other Financial Measures
Risk tendency[1,2]	£520m	£470m
Economic profit[1]	£633m	£617m
Risk weighted assets	£30.5bn	£31.5bn

Key Facts
Number of UK current accounts	11.7m	11.3m
Number of UK savings accounts	12.0m	11.1m
Number of UK mortgage accounts	816,000	754,000
Number of Local Business customers	660,000	643,000
Number of branches	1,724	1,733
Number of ATMs	3,455	3,325

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

UK Retail Banking

UK Retail Banking profit before tax increased 7% (£94m) to £1,369m (2007: £1,275m) through solid income growth and continued good control of impairment and costs. The launch of new products and propositions supported a significant increase in customer accounts, with Current Accounts increasing 4% (0.4m) to 11.7m (2007: 11.3m), Savings Accounts increasing 8% (0.9m) to 12.0m (2007: 11.1m) and Mortgage Accounts increasing 8% (62,000) to 816,000 (2007: 754,000).

Income grew 4% (£185m) to £4,482m (2007: £4,297m) reflecting strong growth in Home Finance and solid growth in Consumer Lending and Local Business, partially offset by reduced income from Personal Customer Savings Accounts due to the impact of the reductions in the UK base rates in the second half of 2008.

Net interest income increased 5% (£138m) to £2,996m (2007: £2,858m) driven by strong growth in loans and advances. Total average customer deposit balances increased 5% to £85.9bn (2007: £81.8bn), reflecting solid growth in Personal Customer and Local Business balances. The average liabilities margin declined to 2.01% (2007: 2.15%) reflecting the reductions in UK base rates in the second half of 2008.

Mortgage balances grew 18%, driven by increased share of new lending and higher levels of balance retention. Mortgage balances were £82.3bn at the end of the period (31st December 2007: £69.8bn), a market share of 7% (2007: 6%). Gross advances were stable at £22.9bn, with redemptions of £10.4bn (2007: £15.0bn). Net new lending was £12.5bn (2007: £8.0bn), a market share1 of 36% (2007: 8%). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 40% (2007: 34%). The average loan to value ratio of new mortgage lending was 47% (2007: 49%). The assets margin increased to 1.25% (2007: 1.20%) reflecting increased returns from mortgages.

Net fee and commission income increased 10% (£116m) to £1,299m (2007: £1,183m) reflecting £116m settlements on overdraft fees in 2007. Excluding this, net fees and commissions were stable.

Impairment charges increased 8% (£43m) to £602m (2007: £559m), reflecting growth in customer assets of 15% and the impact of the current economic environment. Mortgage impairment charges were £24m (2007: release of £3m). Impairment charges within Consumer Lending increased 3%.

Operating expenses increased 2% (£49m) to £2,519m (2007: £2,470m) reflecting reduced gains from the sale of property of £75m (2007: £193m). Continued strong and active management of expense lines, including back office consolidation and process efficiencies, funded increased investment in product development and distribution channels.

The cost:income ratio improved one percentage point to 56% (2007: 57%).

Total assets increased 15% to £101.4bn (31st December 2007: £88.5bn) driven by growth in mortgage balances. Risk weighted assets decreased 3% to £30.5bn (31st December 2007: £31.5bn) as lending growth mainly in high quality, low risk mortgages was more than offset in capital terms by active risk management.

1     Excludes Housing Associations

Results by Business

Barclays Commercial Bank

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	1,757	1,747
Net fee and commission income	861	750

Net trading income	3	9
Net investment income	19	47
Principal transactions	22	56

Other income	105	11
Total income	2,745	2,564
Impairment charges and other credit provisions	(414)	(292)
Net income	2,331	2,272

Operating expenses excluding amortisation of intangible assets	(1,048)	(924)
Amortisation of intangible assets	(15)	(5)
Operating expenses	(1,063)	(929)

Share of post-tax results of associates and joint ventures	(2)	-
Profit on disposal of subsidiaries, associates and joint ventures	-	14
Profit before tax	1,266	1,357

Balance Sheet Information
Loans and advances to customers	£67.5bn	£63.7bn
Loans and advances to customers including those designated at fair value	£ 80 .5bn	£70. 7 bn
Customer accounts	£60.6bn	£60.8bn
Total assets	£84.0bn	£74.6bn

Performance Ratios
Return on average economic capital [1]	26%	30%
Cost:income ratio [1]	39%	36%
Cost:net income ratio [1]	46%	41%

Other Financial Measures
Risk tendency[1,2]	£400m	£305m
Economic profit[1]	£544m	£635m
Risk weighted assets	£63.1bn	£57.0bn

Key Fact
Total number of customers	81,200	83,800

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 7% (£91m) to £1,266m (2007: £1,357m) reflecting a resilient performance in challenging market conditions. The impact of growth in net fee and commission income and continued strong growth in customer lending was offset by increased impairment charges and higher operating expenses.

Income increased 7% (£181m) to £2,745m (2007: £2,564m).

Net interest income improved 1% (£10m) to £1,757m (2007: £1,747m). There was strong growth in average customer assets, particularly term loans, which increased 14% to £61.7bn (2007: £53.9bn) reflecting the continued commitment to lend to viable businesses. The assets margin decreased 25 basis points to 1.55% (2007: 1.80%) due, in part, to a continued focus on lower risk term lending. Average customer accounts grew 3% to £47.6bn (2007: £46.4bn), and the deposit margin declined slightly to 1.47% (2007: 1.49%) partly reflecting the reductions in UK base rates in the second half of 2008.

Non-interest income increased to 36% of total income (2007: 32%) partly reflecting continued focus on cross sales and efficient balance sheet utilisation. Net fee and commission income increased 15% (£111m) to £861m (2007: £750m) due to increased income from foreign exchange, derivative sales and debt fee income.

Income from principal transactions fell to £22m (2007: £56m) due to lower equity realisations.

Other income of £105m (2007: £11m) included a £39m gain arising from the restructuring of Barclays interest in a third party finance operation. This gain was offset by a broadly similar tax charge. Other income also included £29m (2007: £7m) rental income from operating leases.

Impairment charges increased 42% (£122m) to £414m (2007: £292m) primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated. Impairment as a percentage of period-end loans and advances to customers and banks increased to 0.60% (2007: 0.45%).

Operating expenses increased 14% (£134m) to £1,063m (2007: £929m) reflecting lower gains on the sale of property of £10m (2007: £40m), investment in a new payments capability (2008: £69m, 2007: £42m), growth in the operating lease business (2008: £31m, 2007: £7m) and investment in risk and operations infrastructure, sales force capability and product specialists.

Total assets grew 13% to £84.0bn (31st December 2007: £74.6bn) driven by higher loans and advances. Risk weighted assets increased 11% to £63.1bn (31st December 2007: £57.0bn). This was slightly lower than asset growth, reflecting a relative increase in lower risk portfolios.

Results by Business

Barclaycard

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	1,786	1,374
Net fee and commission income	1,299	1,143

Net trading income	2	-
Net investment income	80	11
Principal transactions	82	11

Net premiums from insurance contracts	44	40
Other income/(loss)	19	(25)
Total income	3,230	2,543
Net claims and benefits incurred under insurance contracts	(11)	(13)
Total income net of insurance claims	3,219	2,530
Impairment charges and other credit provisions	(1,097)	(827)
Net income	2,122	1,703

Operating expenses excluding amortisation of intangible assets	(1,361)	(1,057)
Amortisation of intangible assets	(61)	(36)
Operating expenses	(1,422)	(1,093)

Share of post-tax results of associates and joint ventures	(3)	(7)
Gain on acquisition	92	-
Profit before tax	789	603

Balance Sheet Information
Loans and advances to customers	£27.4bn	£19.7bn
Total assets	£30.9bn	£22.1bn

Performance Ratios
Return on average economic capital [1]	23%	20%
Cost:income ratio [1]	44%	43%
Cost:net income ratio [1]	67%	64%

Other Financial Measures
Risk tendency[1,2]	£1, 475 m	£955m
Economic profit[1]	£335m	£213m
Risk weighted assets	£27.3bn	£20.2bn

Key Facts
Number of Barclaycard UK customers	11.7m	10.1m
UK credit cards - average outstanding balances	£9.9bn	£8.4bn
UK credit cards - average extended credit balances	£8.0bn	£6.9bn
Number of Barclaycard International customers	11.6m	7.7m
International - average outstanding balances	£6.5bn	£4.1bn
International - average extended credit balances	£5.2bn	£3.3bn
Secured lending - average outstanding loans	£4.7bn	£4.3bn
Number of retailer relationships	89,000	93,000

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Barclaycard

Barclaycard profit before tax increased 31% (£186m) to £789m (2007: £603m) driven by strong international income growth and lower UK impairment charges. 2008 profit included £40m from the acquisition of, and contribution from, Goldfish, Discover’s UK credit card business, acquired on 31st March 2008. The scale of the UK and international businesses increased substantially with total customer numbers up 31% to 23.3m.

Income increased 27% (£689m) to £3,219m (2007: £2,530m) reflecting strong growth in Barclaycard International and £156m from the inclusion of Goldfish, partially offset by a decline in FirstPlus following its closure to new business.

Net interest income increased 30% (£412m) to £1,786m (2007: £1,374m) driven by 58% growth in international average extended credit card balances to £5.2bn. The margin increased to 6.92% (2007: 6.51%) due to a change in the product mix with an increased weighting to card lending, following the decision to stop writing new business in FirstPlus.

Net fee and commission income increased 14% (£156m) to £1,299m (2007: £1,143m) driven by growth in Barclaycard International.

Investment income increased £69m to £80m (2007: £11m) reflecting a £64m gain from the Visa IPO and a £16m gain from the sale of shares in MasterCard.

Other income increased £44m to £19m (2007: £25m loss) reflecting a gain from a portfolio sale in the US. 2007 results reflected a £27m loss on disposal of part of the Monument card portfolio.

Impairment charges increased 33% (£270m) to £1,097m (2007: £827m) reflecting £252m growth in charges in the international businesses and £68m from the inclusion of Goldfish. These factors were partially offset by £50m lower impairment in the other UK businesses with reduced flows into delinquency and lower levels of arrears.

Operating expenses increased 30% (£329m) to £1,422m (2007: £1,093m) reflecting continued international growth and increased marketing investment. Operating expenses reflected Goldfish expenses of £140m, including restructuring costs of £64m.

The acquisition of Goldfish resulted in a gain on acquisition of £92m.

Barclaycard International maintained its strong growth momentum, delivering a 71% (£108m) increase in profit before tax to £260m (2007: £152m). Barclaycard US profit before tax was US$249m which exceeded delivery of the financial plan of US$150m set out at the time of acquisition. Strong balance sheet growth in Barclaycard US included US$1.9bn of credit card receivables acquired from FIA Card Services in August 2008, furthering the existing partnership agreement with US Airways. The acquisition of a majority stake in Woolworths Financial Services in October 2008, added 1.6 million customers to the existing Absa credit card business in South Africa. The Entercard joint venture with Swedbank continued to build presence in Norway, Sweden and Denmark.

Total assets increased 40% to £30.9bn (31st December 2007: £22.1bn) reflecting increases in International assets, the acquisition of Goldfish and the appreciation of the Euro and US Dollar against Sterling. Risk weighted assets increased 35% to £27.3bn (31st December 2007: £20.2bn), driven by acquisitions, the redemption of securitisation deals and exposure growth predominantly in the US.

Results by Business

Global Retail and Commercial Banking - Western Europe

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	856	527
Net fee and commission income	383	322

Net trading income	4	13
Net investment income	161	93
Principal transactions	165	106

Net premiums from insurance contracts	352	145
Other income	39	7
Total income	1,795	1,107
Net claims and benefits incurred under insurance contracts	(365)	(170)
Total income net of insurance claims	1,430	937
Impairment charges and other credit provisions	(296)	(76)
Net income	1,134	861

Operating expenses excluding amortisation of intangible assets	(915)	(665)
Amortisation of intangible assets	(14)	(8)
Operating expenses	(929)	(673)

Profit on disposal of subsidiaries, associates and joint ventures	-	8
Gain on acquisition	52	-
Profit before tax	257	196

Balance Sheet Information
Loans and advances to customers	£53.5bn	£35.0bn
Customer accounts	£15.3bn	£9.4bn
Total assets	£64.7bn	£43.7bn

Performance Ratios
Return on average economic capital [1]	19%	11%
Cost:income ratio [1]	65%	72%
Cost:net income ratio [1]	82%	78%

Other Financial Measures
Risk tendency[1,2]	£270m	£135m
Economic profit [1,3]	£164m	£16m
Risk weighted assets	£36.5bn	£25.0bn

Key Facts
Number of customers	2.1m	1.8m

Number of branches	961	752
Number of sales centres	184	46
Number of distribution points	1,145	798

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

3     2008 includes £139m release of a deferred tax liability.

Results by Business

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking - Western Europe profit before tax grew 31% (£61m) to £257m (2007: £196m), despite challenging market conditions in Spain and accelerated investment in the expansion of the franchise. Distribution points increased 347 to 1,145 (2007: 798), including 149 in Italy. Strong income growth including gains of £82m from the Visa IPO and the sale of shares in MasterCard was partially offset by increased impairment and higher operating costs. Profit before tax was favourably impacted by the 16% appreciation in the average value of the Euro against Sterling.

Income increased 53% (£493m) to £1,430m (2007: £937m) reflecting growth in both net interest income and net fee and commission income.

Net interest income increased 62% (£329m) to £856m (2007: £527m) driven by a 63% increase in customer liabilities to £15.3bn (2007: £9.4bn) and a 53% increase in customer assets to £53.5bn (2007: £35.0bn).

Net fee and commission income increased 19% (£61m) to £383m (2007: £322m). Increased fees in retail and in the life insurance businesses were offset by lower market-related investment revenue.

Principal transactions grew £59m to £165m (2007: £106m) including gains from the Visa IPO (£65m) and the sale of shares in MasterCard (£17m) which enabled Western Europe to invest in the expansion of the business.
Impairment charges increased £220m to £296m (2007: £76m). This increase was principally due to higher charges in Spanish commercial property (£82m) and deterioration of the Spanish credit card portfolio (£66m) as a consequence of the rapid slowdown in the Spanish economy.

Operating expenses increased 38% (£256m) to £929m (2007: £673m) reflecting the rapid expansion of the retail distribution network and the strengthening of the Premier segment. Operating expenses also included £55m (2007: £22m) gains from the sale of property.

Gain on acquisition of £52m (2007: nil) arose from the purchase of the Italian residential mortgage business of Macquarie Bank Limited in November 2008.

Total assets grew 48% to £64.7bn (31st December 2007: £43.7bn) reflecting growth in retail mortgages, unsecured lending, commercial lending and a 31% appreciation over the year in the value of the Euro against Sterling. Risk weighted assets increased 46% to £36.5bn (31st December 2007: £25.0bn), primarily reflecting underlying lending growth and the appreciation of the Euro.

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	616	319
Net fee and commission income	223	140

Net trading income	78	56
Net investment income	91	16
Principal transactions	169	72

Other income	11	2
Total income	1,019	533
Impairment charges and other credit provisions	(166)	(39)
Net income	853	494

Operating expenses excluding amortisation of intangible assets	(711)	(391)
Amortisation of intangible assets	(8)	(4)
Operating expenses	(719)	(395)

Share of post-tax results of associates and joint ventures	-	1
Profit before tax	134	100

Balance Sheet Information
Loans and advances to customers	£10.1bn	£5.1bn
Customer accounts	£9.6bn	£6.2bn
Total assets	£14.7bn	£9.2bn

Performance Ratios
Return on average economic capital [1]	9%	15%
Cost:income ratio [1]	71%	74%
Cost:net income ratio [1]	84%	80%

Other Financial Measures
Risk tendency[1,2]	£350m	£140m
Economic (loss)/profit [1]	(£11m)	£26m
Risk weighted assets	£15.1bn	£10.5bn

Key Facts
Number of customers	4. 2 m	2.0m

Number of branches	536	425
Number of sales centres	300	125
Number of distribution points	836	550

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking – Emerging Markets profit before tax increased 34% (£34m) to £134m (2007: £100m). Very strong income growth, including £82m from the Visa IPO and the sale of shares in MasterCard, absorbed the increased investment across existing and new markets and higher impairment charges. The number of distribution points increased 286 to 836 (2007: 550). New market entries in 2008 comprised the acquisition of Expobank in Russia, the launch of a new business in Pakistan and the announced acquisition of Bank Akita in Indonesia.

Income increased 91% (£486m) to £1,019m (2007: £533m) reflecting growth in lending, deposit taking and fee-driven transactional revenues.

Net interest income increased 93% (£297m) to £616m (2007: £319m), loans and advances to customers increased 98% to £10.1bn (2007: £5.1bn). The assets margin decreased 167 basis points to 4.95% (2007: 6.62%) reflecting higher funding costs, partially offset by improvement in the product mix. Customer accounts increased 55% to £9.6bn (2007: £6.2bn). The deposit margin improved 142 basis points to 2.17% (2007: 0.75%) driven by a change in the product mix and a higher return from funding the assets.

Net fee and commission income increased 59% (£83m) to £223m (2007: £140m) primarily driven by very strong growth in commercial banking and treasury fee income.

Principal transactions increased £97m to £169m (2007: £72m) reflecting higher foreign exchange income, a gain of £68m relating to the Visa IPO and a gain of £14m from the sale of shares in MasterCard.

Impairment charges increased £127m to £166m (2007: £39m) reflecting higher assets and delinquencies, particularly in India and increased wholesale impairment in Africa.

Operating expenses increased 82% (£324m) to £719m (2007: £395m) reflecting continued investment in new markets and expansion of the business in existing markets, with investment in infrastructure and the rollout of global platforms.

Total assets grew 60% to £14.7bn (31st December 2007: £9.2bn) reflecting increases in retail and commercial lending combined with the impact of Sterling depreciation. Risk weighted assets increased 44% to £15.1bn
(31st December 2007: £10.5bn), reflecting portfolio growth.

Results by Business

Global Retail and Commercial Banking - Absa

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	1,104	1,055
Net fee and commission income	762	684

Net trading income	6	-
Net investment income	105	70
Principal transactions	111	70

Net premiums from insurance contracts	234	227
Other income	113	77
Total income	2,324	2,113
Net claims and benefits incurred under insurance contracts	(126)	(114)
Total income net of insurance claims	2,198	1,999
Impairment charges and other credit provisions	(347)	(146)
Net income	1,851	1,853

Operating expenses excluding amortisation of intangible assets	(1,255)	(1,212)
Amortisation of intangible assets	(50)	(55)
Operating expenses	(1,305)	(1,267)

Share of post-tax results of associates and joint ventures	5	6
Profit on disposal of subsidiaries, associates and joint ventures	1	5
Profit before tax	552	597

Balance Sheet Information
Loans and advances to customers	£32.7bn	£29.9bn
Customer accounts	£17.0bn	£13.0bn
Total assets	£40.4bn	£36.4bn

Performance Ratios
Return on average economic capital [1]	20%	20%
Cost:income ratio [1]	59%	63%
Cost:net income ratio [1]	71%	68%

Other Financial Measures
Risk tendency[1,2]	£255m	£190m
Economic profit[1]	£70m	£98m
Risk weighted assets	£18.8bn	£17.8bn

Key Facts
Number of ATMs	8, 719	8,162
Number of retail customers	10.4m	9.7m
Number of corporate customers	10 7 ,000	100,000

Number of branches	8 77	837
Number of sales centres	300	164
Number of distribution points	1,1 77	1,001

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Global Retail and Commercial Banking - Absa

Impact of Absa Group Limited on Barclays Results

Absa Group Limited profit before tax of R15,209m (2007: R14,077m), which increased 8%, is translated into Barclays results at an average exchange rate of R15.17/£ (2007: R14.11/£), a 7% depreciation in the average value of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of £49m (2007: £47m) and internal funding and other adjustments of £169m (2007: £129m). The resulting profit before tax of £785m (2007: £822m) is represented within Global Retail and Commercial Banking - Absa £552m (2007: £597m), Barclays Capital £175m (2007: £155m) and Barclaycard £58m (2007: £70m).

Absa Group Limited's total assets were R773,758m (31st December 2007: R640,909m), growth of 21%. This is translated into Barclays results at a period-end exchange rate of R13.74/£ (2007: R13.64/£).

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax decreased 8% (£45m) to £552m (2007: £597m) owing to challenging market conditions and the 7% depreciation in the average value of the Rand against Sterling. Profit before tax included a gain of £47m relating to the Visa IPO. Very strong Rand income growth was partially offset by increased impairment and investment in the expansion of the franchise by 176 distribution points to 1,177 (2007: 1,001).

Income increased 10% (£211m) to £2,324m (2007: £2,113m).

Net interest income improved 5% (£49m) to £1,104m (2007: £1,055m) reflecting strong balance sheet growth. Average customer assets increased 9% to £27.7bn (2007: £25.3bn) primarily driven by retail and commercial mortgages and commercial cheque accounts. The assets margin increased to 2.79% (2007: 2.70%) as a result of a focus on pricing for risk and a change in the composition of the book, partially offset by the higher cost of wholesale funding. Average customer liabilities increased 17% to £13.5bn (2007: £11.5bn), primarily driven by retail savings, with margins down 15 basis points to 3.06% (2007: 3.21%) reflecting the emphasis on liquidity and strong growth in lower margin retail deposits.

Net fee and commission income increased 11% (£78m) to £762m (2007: £684m), underpinned by retail transaction volume growth.

Principal transactions increased £41m to £111m (2007: £70m) reflecting gains on economic hedges relating to the Commercial Property Finance and liquid asset portfolios.

Other income increased £36m to £113m (2007: £77m) reflecting a gain of £47m from the Visa IPO.

Impairment charges increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Operating expenses increased 3% (£38m) to £1,305m (2007: £1,267m). The cost:income ratio improved from 63% to 59%.

Total assets increased 11% to £40.4bn (31st December 2007: £36.4bn) reflecting broad based asset growth. Risk weighted assets increased 6% to £18.8bn (31st December 2007: £17.8bn), reflecting balance sheet growth.

Results by Business

Barclays Capital

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	1,724	1,179
Net fee and commission income	1,429	1,235

Net trading income	1,506	3,739
Net investment income	559	953
Principal transactions	2,065	4,692

Other income	13	13
Total income	5,231	7,119
Impairment charges	(2,423)	(846)
Net income	2,808	6,273

Operating expenses excluding amortisation of intangible assets	(3,682)	(3,919)
Amortisation of intangible assets	(92)	(54)
Operating expenses	(3,774)	(3,973)

Share of post-tax results of associates and joint ventures	6	35
Gain on acquisition	2,262	-
Profit before tax	1,302	2,335

Balance Sheet Information
Corporate lending portfolio	£76. 6 bn	£52.3bn
Loans and advances to banks and customers	£206.8bn	£135.6bn
Total assets excluding derivatives	£644.9bn	£592.3bn
Total assets	£1,6 29.1 bn	£839.9bn

Performance Ratios
Return on average economic capital [1]	20%	33%
Cost:income ratio [1]	72%	56%
Cost:net income ratio [1]	134%	63%
Compensation:net income ratio [1]	82%	47%

Other Financial Measures
Risk tendency[1,2]	£415m	£140m
Economic profit[1]	£825m	£1,172m
Risk weighted assets	£227.4bn	£178.2bn
Average DVaR (95%)	£53. 4 m	£ 3 2.5 m
Average net income generated per member of staff (000s) [1]	£1 51	£4 10

1     Defined further on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Barclays Capital

In an exceptionally challenging market environment Barclays Capital profit before tax decreased 44% (£1,033m) to £1,302m (2007: £2,335m). Profit before tax included a gain on the acquisition of Lehman Brothers North American business of £2,262m. Absa Capital profit before tax grew 13% to £175m (2007: £155m).

Net income included gross losses of £8,053m (2007: £2,999m) due to continuing dislocation in the credit markets. These losses were partially offset by income and hedges of £1,433m (2007: £706m), and gains of £1,663m (2007: £658m) from the general widening of credit spreads on issued notes by Barclays Capital. The gross losses, comprised £6,290m (2007: £2,159m) against income and £1,763m (2007: £782m) in impairment charges. Further detail is provided on page 43.

The integration of the Lehman Brothers North American business is complete and the acquired businesses made a positive contribution, with good results in equities, fixed income and advisory. There was a gain on acquisition of £2,262m. Not included in this gain is expenditure relating to integration of the acquired business.

Income was down 27% at £5,231m (2007: £7,119m) driven by the impact of the market dislocation. Underlying income, which excludes the gross losses, related income and hedges, and gains on the widening of credit spreads was 6% above the prior year and included strong contributions from interest rates, currency products, emerging markets, prime services and commodities. There was very strong underlying growth in the US driven by fixed income, prime services and the acquired businesses. In other regions income fell driven by the challenging environment.

Net trading income decreased 60% (£2,233m) to £1,506m (2007: £3,739m) reflecting losses from the credit market dislocation and weaker performance in credit products and equities. This was partially offset by significant growth in interest rates, foreign exchange, emerging markets and prime services. Average DVaR at 95% increased by 64% to £53.4m driven by higher credit spread and interest rate risk.

Net investment income decreased 41% (£394m) to £559m reflecting the market conditions. Net interest income increased 46% (£545m) to £1,724m (2007: £1,179m), driven by strong results in global loans and money markets. Net fee and commission income from advisory and origination activities increased 16% (£194m) to £1,429m. The corporate lending portfolio, including leveraged finance, increased 46% to £76.6bn (31st December 2007: £52.3bn) driven by the decline in the value of Sterling relative to other currencies as well as draw downs on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions.

Impairment charges and other credit provisions of £2,423m (2007: £846m) included £1,763m (2007: £782m) due to the credit market dislocation. Other impairment charges of £660m (2007: £64m) principally related to private equity, prime services and the loan book.

Operating expenses fell 5% (£199m) to £3,774m (2007: £3,973m) due to lower performance related pay, partially offset by operating costs of the acquired businesses. The cost:net income ratio increased to 134% (2007: 63%) and the compensation cost:net income ratio increased to 82% (2007: 47%). Amortisation of intangible assets increased £38m to £92m (2007: £54m).

Total headcount increased 6,900 to 23,100 (31st December 2007: 16,200). Prior to the acquisition of Lehman Brothers North American business, headcount during 2008 was materially unchanged except for hiring associated with the annual global graduate programme. The acquisition initially added 10,000 to the headcount but there were reductions in the fourth quarter as the US businesses were integrated.

Total assets increased 94% (£789.2bn) to £1,629.1bn (31st December 2007: £839.9bn) due to an increase in derivative assets of £736.6bn, predominantly driven by significant volatility and movements in yield curves during the year, together with a substantial depreciation in Sterling against most major currencies. Total assets excluding derivatives increased by 9% in Sterling. On a constant currency basis, total assets excluding derivatives decreased by approximately 15%. Risk weighted assets increased 28% to £227.4bn (31st December 2007: £178.2bn). This was driven by the depreciation in Sterling against the US Dollar and Euro, and an increase in market volatility.

Results by Business

Barclays Global Investors

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest expense	(38)	(8)
Net fee and commission income	1,917	1,936

Net trading (loss)/ income	(14)	5
Net investment loss	(29)	(9)
Principal transactions	(43)	(4)

Other income	8	2
Total income	1,844	1,926

Operating expenses excluding amortisation of intangible assets	(1,234)	(1,184)
Amortisation of intangible assets	(15)	(8)
Operating expenses	(1,249)	(1,192)

Profit before tax	595	734

Balance Sheet Information
Total assets	£71.3bn	£89.2bn

Performance Ratios
Return on average economic capital [1]	88%	241%
Cost:income ratio [1]	68%	62%

Other Financial Measures
Economic profit[1]	£289m	£430m
Risk weighted assets	£3.9bn	£4.4bn
Average net income generated per member of staff (000s) [1]	£512	£631

Key Facts	£bn	£bn
Assets under management	1,040	1,044
– indexed	653	615
– iShares	226	205
– active	161	224
Net new assets in period	61	42

	$bn	$bn
Assets under management	1,495	2,079
– indexed	939	1,225
– iShares	325	408
– active	231	446
Net new assets in period	99	86

Number of iShares products	360	324
Number of institutional clients	3,000	3,000

1     Defined on page 119.

Results by Business

Barclays Global Investors

Barclays Global Investors profit before tax decreased 19% (£139m) to £595m (2007: £734m). Profit was impacted by the cost of provision of selective support of liquidity products of £263m (2007: £80m) and an 8% appreciation in the average value of the US Dollar against Sterling.

Income declined 4% (£82m) to £1,844m (2007: £1,926m).

Net fee and commission income declined 1% (£19m) to £1,917m (2007: £1,936m). This was primarily attributable to reduced incentive fees of £49m (2007: £198m), partially offset by increased securities lending revenue.

Operating expenses increased 5% (£57m) to £1,249m (2007: £1,192m). Operating expenses included charges of £263m (2007: £80m) related to selective support of liquidity products partially offset by a reduction in performance related costs. The cost:income ratio increased to 68% (2007: 62%).

Total assets under management remained flat at £1,040bn (2007: £1,044bn) comprising £61bn of net new assets, £234bn of favourable exchange movements and £299bn of adverse market movements. In US$ terms assets under management decreased 28% (US$584bn) to US$1,495bn (2007: US$2,079bn), comprising US$99bn of net new assets, US$130bn of negative exchange rate movements and US$553bn of negative market movements.

Total assets decreased 20% to £71.3bn (31st December 2007: £89.2bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts. Risk weighted assets decreased 11% to £3.9bn (31st December 2007: £4.4bn) mainly attributed to changes in the asset class mix, partially offset by the weakening of Sterling against other currencies.

Results by Business

Barclays Wealth

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	486	431
Net fee and commission income	720	739

Net trading (loss)/ income	(11)	3
Net investment (loss)/ income	(333)	52
Principal transactions	(344)	55

Net premium from insurance contracts	136	195
Other income	26	19
Total income	1,024	1,439
Net claims and benefits incurred under insurance contracts	300	(152)
Total income net of insurance claims	1,324	1,287
Impairment charges and other credit provisions	(44)	(7)
Net income	1,280	1,280

Operating expenses excluding amortisation of intangible assets	(919)	(967)
Amortisation of intangible assets	(16)	(6)
Operating expenses	(935)	(973)

Profit on disposal of subsidiaries, associates and joint ventures	326	-
Profit before tax	671	307

Balance Sheet Information
Loans and advances to customers	£11.4bn	£9.0bn
Customer accounts	£42.4bn	£34.4bn
Total assets	£13.3bn	£18.2bn

Performance Ratios
Return on average economic capital [1]	118%	51%
Cost:income ratio [1]	71%	76%

Other Financial Measures
Risk tendency[1,2]	£2 0 m	£10m
Economic profit[1]	£553m	£233m
Risk weighted assets	£10.3bn	£8.2bn
Average net income generated per member of staff (000s) [1]	£176	£188

Key Fact
Total client assets	£145.1bn	£132.5bn

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Barclays Wealth

Barclays Wealth profit before tax grew 119% (£364m) to £671m (2007: £307m). Profit before gains on disposal increased 12% (£38m) driven by solid income growth and tight cost control, offset by an increase in impairment charges. The closed life assurance business contributed profit before tax of £104m (2007: £110m) prior to its sale in October 2008, which generated a profit on disposal of £326m.

Income increased 3% (£37m) to £1,324m (2007: £1,287m).

Net interest income increased 13% (£55m) to £486m (2007: £431m) reflecting strong growth in both customer deposits and lending. Average deposits grew 19% to £37.2bn (2007: £31.2bn). Average lending grew 31% to £9.7bn (2007: £7.4bn). The assets margin decreased 7 basis points to 1.04% (2007: 1.11%) reflecting changes in the product mix. The liabilities margin reduced by 8 basis points to 0.95% (2007: 1.03%) driven by changes in the product mix and compression of margins as interest rates reduced during the second half of the year.

Net fee and commission income decreased 3% (£19m) to £720m (2007: £739m) driven by falling equity markets partially offset by increased client assets.

Net investment income, net premiums from insurance contracts and net claims and benefits paid on insurance contracts related wholly to the closed life assurance business. Their overall net impact on income increased marginally to £103m (2007: £95m). The decrease in net investment income, driven by a fall in the value of unit linked contracts and reduced premium income, were offset by reduced net claims and benefits as a result of a fall in the value of linked and non-linked liabilities.

Impairment charges increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

Operating expenses decreased 4% to £935m (2007: £973m) with significant cost savings including a reduction in performance related costs partially offset by increased expenditure in upgrading technology and operating platforms and continued hiring of client facing staff.

Total client assets, comprising customer deposits and client investments, increased 10% (£12.6bn) to £145.1bn (2007: £132.5bn) with underlying net new asset inflows of £3.2bn and the acquisition of the Lehman Brothers North American business offsetting the impact of market and foreign exchange movements and the sale of the closed life assurance book.

Total assets decreased 27% to £13.3bn (31st December 2007: £18.2bn) reflecting the sale of the closed life assurance business partially offset by strong growth in lending to high net worth and intermediary clients. Risk weighted assets increased 26% to £10.3bn (31st December 2007: £8.2bn) reflecting strong growth in lending.

Results by Business

Head Office Functions and Other Operations

Income Statement Information	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net interest income	182	128
Net fee and commission income	(486)	(424)

Net trading loss	(245)	(66)
Net investment income/(loss)	27	(17)
Principal transactions	(218)	(83)

Net premiums from insurance contracts	119	152
Other income	26	35
Total income	(377)	(192)
Impairment charges and other credit provisions	(30)	(3)
Net income	(407)	(195)

Operating expenses excluding amortisation of intangible assets	(451)	(233)
Amortisation of intangible assets	-	(1)
Operating expenses	(451)	(234)

Profit on disposal of associates and joint ventures	-	1
Loss before tax	(858)	(428)

Balance Sheet Information
Total assets	£ 3.1 bn	£5.7bn

Other Financial Measures
Risk tendency[1,2]	£5m	£10m
Risk weighted assets	£0.4bn	£1.1bn

1     Defined on page 119.

2     Further information on risk tendency is included on page 74.

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £430m to £858m (2007: £428m).

Total income decreased £185m to a loss of £377m (2007: loss of £192m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations. The impact of such inter-segment adjustments increased £32m to £265m (2007: £233m). These adjustments included internal fees for structured capital market activities of £141m (2007: £169m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £151m (2007: £65m), both of which reduce net fees and commission income.

Net interest income increased £54m to £182m (2007: £128m) primarily due to a consolidation adjustment between net interest income and trading income required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £111m increase in net interest income to £143m (2007: £32m) with an equal and opposite decrease in principal transactions. This was partially offset by an increase in costs in central funding activity due to the money market dislocation, in particular LIBOR resets.

Principal transactions loss increased £135m to £218m (2007: £83m) reflecting the £111m increase in consolidation reclassification adjustment on derivative hedging transactions.

Impairment charges increased £27m to £30m (2007: £3m) mainly reflecting losses on Floating Rate Notes held for hedging purposes.

Operating expenses increased £217m to £451m (2007: £234m). The main drivers of this increase were: a £101m charge for the Group’s share of levies that will be raised by the UK Financial Services Compensation Scheme; £64m costs relating to an internal review of Barclays compliance with US economic sanctions; the non-recurrence of a £58m break fee relating to the ABN Amro transaction; lower rental income and lower proceeds on property sales.

Total assets decreased 46% to £3.1bn (31st December 2007: £5.7bn). Risk weighted assets decreased 64% to £0.4bn (31st December 2007: £1.1bn). The decrease in the year was mainly attributable to the increased netting of Group deferred tax assets and liabilities.